Laura Nicholson

Special Counsel

Securities and Exchange Commission

Office of Transportation and Leisure

Division of Corporation Finance

100 F. Street

Washington, D.C. 20549

Our reference: HOLS1/25810.50005/80506545v2

May 17, 2017

Globus Maritime Limited

Registration Statement on Form F-3

Filed on April 13, 2017

File No. 333-217282

Dear Ms. Nicholson:

On behalf of Globus Maritime Limited (the “Company”), we respond as follows to the Staff’s comment letter, dated May 8, 2017, relating to the above-captioned registration statement on Form F-3 (“Registration Statement”). Captions and page references herein correspond to those set forth in the Registration Statement that we have filed with the Securities and Exchange Commission (the “SEC”) on the date hereof.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

We note the size of the offering relative to the number of shares outstanding held by non-affiliates, and the relationship between the registrant and Firment Shipping Inc., one of the selling shareholders. Please provide your analysis as to why you believe this offering is appropriately characterized as a secondary offering and not an indirect primary offering with the selling stockholders serving as statutory underwriters. Refer generally to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available at our website, at www.sec.gov, and Securities Act Rule 415.

For the reasons discussed below, we respectfully submit that the offering contemplated by the Registration Statement is a valid secondary offering by or on behalf of the selling stockholders that may be registered for sale on a continuous basis pursuant to Rule 415(a)(1)(i) under the Securities Act. The offering is not the type of transaction about which the staff has historically raised concerns under Rule 415, and a careful consideration of all of the factors articulated in Question 612.09 (the “Interpretation”) of the staff’s Compliance & Disclosure Interpretations (the “CDIs”) for Securities Act Rules clearly supports a conclusion that the offering does not amount to a distribution by the selling stockholders on behalf of the Company.

We understand that several years ago the staff became concerned about the public resale of securities purchased in so-called “toxic” PIPE transactions. The staff believed that public investors often did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the securities involved. In many of these “toxic” transactions, an issuer would commit to issuing convertible securities with a conversion price that floated with the market price of the underlying common stock. When the deals were announced, the stock prices typically fell, resulting in the issuance of significant blocks of stock - in many cases, well in excess of 100% of the shares previously outstanding. In these toxic situations, existing investors or investors who purchased shares of common stock after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments. In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

To combat the effects of these toxic transactions, we understand that the Office of the Chief Counsel and the senior staff members of the SEC’s Division of Corporation Finance began to look at ways to discourage toxic transactions and to limit the impact of these transactions. One way to do so was to limit the ability of the investors in those transactions to have their securities registered.

We understand that to monitor these types of transactions, the staff implemented a process by which it compared the number of securities that an issuer sought to register with the number of securities of that class that were outstanding and held by non-affiliates as disclosed in the issuer’s annual report. As we understand it, the staff was instructed to look more closely at any situation in which an offering involved more than approximately one-third of the issuer’s public float. If an issuer sought to register more than one-third of its public float, then the staff was instructed to examine the transaction to see if it implicated staff concerns that a secondary offering might be a “disguised” primary offering for purposes of Rule 415. According to the Office of the Chief Counsel, however, this test was intended as a mere screening process and was not intended to substitute for a complete analysis of the factors cited in the Interpretation.

It has been reported that the staff has recognized that the application of this float screening test led to the unintended consequence of limiting the securities that could be registered on behalf of selling stockholders in transactions that did not implicate the staff’s concerns with respect to “toxic” PIPE transactions. As a result, we understand that the staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions. (See Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.)

As discussed below, the transaction (the “Transaction”) was one in which (i) four accredited investors purchased for cash the securities (the “Sale”) and (ii) one investor, Firment Shipping Inc. (“Firment Shipping”), an affiliate of the Company, received securities in return for cancellation of debt pursuant to two separate unsecured credit facilities between its affiliates and the Company (the “Debt Conversion”). The Company refers to all five investors as the “Investors.” The Company believes that each of the parts of the Transaction was a valid private placement made in reliance on Section 4(a)(2) of the Securities Act and Regulation S. The securities issued to all Investors were shares of common stock and warrants to purchase common stock, not convertible notes or preferred stock.

The Company entered into a binding share and warrant purchase agreement (the “Purchase Agreement”) for the Sale at a fixed purchase price 64 days prior to the date the Registration Statement was filed, and entered into binding amendments to loan agreements with affiliates of Firment Shipping (the “Loan Amendment Agreements”) 65 days prior to the date the Registration Statement was filed. Each of the parties to the Purchase Agreement and Loan Amendment Agreements unconditionally paid the aggregate purchase price (or converted its debt), in full, to the Company on the same date the agreements were executed. No Investor, by virtue of the Transaction, has any right to acquire additional securities or to demand any adjustment in the price at which it purchased its securities in the Transaction based on future events or otherwise (other than equitable adjustments for share splits or combinations); the Investors may only exercise their warrants at the strike price delineated therein. Thus, the Investors were at market risk from the moment the Purchase Agreement was executed and continue to be at market risk today.

In short, the Transaction does not possess any of the toxic post-closing re-pricing features that have historically given rise to the staff’s concerns under Rule 415. Furthermore, we believe that a careful consideration of all of the factors enumerated in the Interpretation supports the conclusion that the Transaction is a valid secondary offering and not an offering “by or on behalf of the registrant.”

A.    Background

The Company is seeking to register an aggregate of 2,750,000 shares (the “Shares”) of its common stock, par value $0.004 per share (the “Common Stock”), along with 32,380,017 shares of Common Stock (together with the Shares, the “Registration Shares”) issuable upon the exercise of warrants to purchase Common Stock (the “Warrants” and, together with the Shares, the “Securities”) that the Company issued to the Investors.

5,000,000 shares of Common Stock and Warrants to purchase 25,000,000 shares of Common Stock were issued pursuant to the Purchase Agreement to purchasers that were not affiliates (as defined by Rule 144 under the Securities Act of 1933) of the Company, although one of the Investors was an entity owned by the sister of the Company’s Chief Executive Officer and daughter of the Company’s chairman, who is an adult that does not live with either person and such Investor’s investment decision was made independently, and paid for with separate funds. The Company is seeking to register 2,750,000 shares of Common Stock and all 25,000,000 shares of Common Stock that are issuable pursuant to the relevant Warrants.

In connection with the Debt Conversion, the Company issued to Firment Shipping, an affiliate of the Company, 20,000,000 shares of Common Stock and Warrants to purchase 7,380,017 shares of Common Stock. The Registration Statement seeks to register only the shares that are underlying the Warrants issued to Firment Shipping, and does not seek to register the shares of Common Stock so issued.

The Transaction

The Company is a drybulk company, meaning that it owns, operates and manages a fleet of drybulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. The Company typically leases (or charters) the vessels that it owns out to third parties. The Company usually retains the ability to manage those vessels.

Although most costs of operating a drybulk vessel do not fluctuate, the revenues, earnings and profitability of companies in the drybulk shipping industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in the middle of 2008. The Baltic Dry Index, (the “BDI”), which is published daily by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers’ assessments of time charter rates paid by a customer to hire a dry bulk vessel to transport dry bulk cargoes by sea. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. The BDI plummeted from a high of 11,793 in May 2008 to a low of 663 in December 2008. Since 2009, the BDI has remained fairly depressed compared to historical numbers. The BDI reached a new all-time low of 290 on February 10, 2016 and went as high as 1,257 on November 18, 2016. The BDI ranged from 685 to 983 from January until February 2017. The BDI increased somewhat in March and April, but as of May 5, 2017 was at 994. The dry bulk market remains volatile and significantly depressed.

In order to continue to be able to operate its vessels and continue to operate its business, the Company needed cash, as the amount of money that it was earning from the chartering of its ships did not cover its expenses. Each of the Company’s vessels is secured by a loan from a third party bank, the proceeds of which were used to acquire the vessels, or refinance a previous loan or facility that was used to so acquire the vessels. Therefore, the Company entered into two separate credit facilities with its affiliates, one for $4 million (that was subsequently increased, in increments, to $20 million) and one for $3 million. These credit facilities were unsecured and bore interest at 5%, and were vital to the Company’s ability to continue to operate.

The Company’s management team and board of directors (the “Board”) recognized that the Company would need additional working capital beyond what could be generated through operations, and the Company did not believe that it could borrow any more funds pursuant to the relevant credit facilities, as the Company had reached the maximum borrowing amounts under each facility, and each of its vessels had already been mortgaged pursuant to the third party loans. Accordingly, in 2017, the Company searched for and found investors willing to invest in the Company. One condition of the investment, however, was to decrease the amount of debt of the Company, and a condition precedent to closing the transactions contemplated by the Purchase Agreement was the conversion of approximately $20 million in loans for an aggregate of 20 million Common Shares and Warrants that will be exercisable for approximately 7,380,017 common shares at a price of $1.60 per share.

Based on the Company’s stock price as quoted on the Nasdaq, the state of the capital markets for similarly-situated companies, the net asset value of the Company (which was less than zero), the Company’s need to obtain additional working capital in a timely manner, and the expected dilutive effect of the Transaction, the Company agreed to issue (i) pursuant to the Purchase Agreement, one share of Common Stock and a Warrant to purchase five shares of Common Stock for each $1.00 subscribed, and (ii) pursuant to the Loan Amendment Agreements, for each $1.00 of debt converted, one share of Common Stock and a Warrant to purchase approximately 0.369 shares of Common Stock. Given the nature of the Transaction, a special committee of the Board was formed to review and approve the Transaction. The special committee obtained a fairness opinion and was represented by separate counsel. Firment Shipping was also represented by its own, separate counsel.

Exemption from Registration

The Securities were issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation S. Each of the Investors represented to the Company that it is an accredited investor and was outside the United States when acquired the Securities. In addition, each of the Investors made extensive representations and warranties regarding its investment intent, including representations that each Investor purchased the Securities for its own account, for investment purposes and not for the purpose of effecting any distribution of the Securities in violation of the Securities Act.

In connection with their investments, each of the Investors had an opportunity to conduct due diligence on the Company by, among other things, reviewing the Company’s public filings with the SEC and conducting meetings with members of the Company’s senior management team at which the Company’s business and prospects were discussed.

Registration

In connection with the Sale, the Company entered into a registration rights agreement with the Investors who purchased Securities through the Purchase Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company is required to file a resale registration statement on Form F-3 at any time upon request of a holder (to the extent it is eligible to do so). Moreover, each of the Warrants issued to each Investor provides that the Warrants may be exercised on a cashless basis if a registration statement covering the resale of the shares to be issued pursuant to the Warrants is not available for the resale, and such the Warrants shares are not otherwise eligible to be sold, assigned or transferred without manner of sale or volume limitations. The Company, wanting to ensure that it will receive only cash upon exercise of the Warrants, therefore filed the Registration Statement.

B.    Offered Shares; Non-Affiliates; Relationships with Selling Stockholders

Immediately prior to the Transaction, the Company had 2,627,674 shares of Common Stock outstanding. Immediately after the Transaction, the Company had 27,627,674 shares of Common Stock outstanding. Based on public filings, an aggregate of 28,521,534 (which includes 7,380,017 shares issuable pursuant to Warrants) shares of Common Stock were beneficially owned by Georgios Feidakis, the chairman of the board of directors of the Company, immediately after the Transaction, representing approximately 81.5% of the shares of Common Stock (as determined by beneficial ownership rules of the SEC, which did not include the 25 million shares that could be issued pursuant to the Warrants held by the other Investors). On a fully diluted basis, assuming the full exercise of all Warrants for cash, Mr. Feidakis would beneficially own 53.3% of the shares of Common Stock. Of the shares being registered that are beneficially owned by Mr. Feidakis, only the 7,380,017 shares issuable upon exercise of Warrants are being so registered.

C.    Rule 415 Analysis

In 1983, the SEC adopted Rule 415 under the Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S-3 or Form F-3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Rule 415(a)(4) provides that:

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.

In the event that the offering registered by the Registration Statement is re-characterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices) unless the Company is eligible to use Form F-3 for a primary offering, (ii) the Investors would be deemed to be “underwriters” with respect to the Transaction (with the attendant liabilities under Section 11 of the Act) and (iii) in accordance with the staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities. Because of the requirements of Rule 415, the staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of a selling stockholder to effect the resale of its securities. Because re-characterizing the offering as “by or on behalf of the registrant” has such a draconian impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies - like the Company - to raise capital, the staff should only re-characterize a secondary offering as being on behalf of a registrant after careful and complete review of all of the relevant facts and circumstances.

The staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In the Interpretation, the staff has set forth a detailed analysis of the relevant factors that should be examined. The Interpretation provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer” (emphasis added).

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in the Interpretation is discussed below in the context of the Transaction. In our view, based on a proper consideration of all of those factors, the staff should conclude that (i) the Registration Statement relates to a valid secondary offering and (ii) all of the shares of Common Stock, including the shares underlying the Warrants, issued in the Transaction can be registered for sale on behalf of the Investors pursuant to Rule 415(a)(1)(i).

1.	How Long the Selling Stockholders Have Held the Shares.

Presumably, the longer the time the Securities are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Company. Here, the Investors have now held their Securities for more than three months as of the date of this letter. The staff’s “PIPEs” interpretation is set forth in Question 116.19 of the CDIs for the Securities Act Forms (the “PIPEs Interpretation”). The PIPEs Interpretation provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the Company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement… The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of more than two months must also be sufficient for a valid secondary offering.

This concept comports with long-standing custom and practice in the PIPEs marketplace. In many PIPE transactions - including this one - a registration statement is required to be filed shortly after closing (often, 30 days) and declared effective shortly thereafter (often, 90 days after closing). In addition, an extended holding period was contemplated and expected by the Company. At the outset, given the Transaction was occurring in mid-February 2017, the Company wanted to first file its 2016 annual report on Form 20-F in order to then file the Registration Statement.

The factors discussed above, including the length of time that has elapsed since the Securities were originally acquired by the Investors and that will ultimately elapse prior to the Securities first becoming saleable in the public market, and the fact that the Investors were aware at the time of the Transaction that, for various reasons, they would be unable to quickly exit their positions with respect to the Securities via the public market, combine to support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

In addition, the moneys loaned pursuant to the credit facilities that were converted to issue shares and Warrants to Firment Shipping had been paid much earlier than February 2017. The initial credit facility between the Company and Firment Trading Limited was dated December 16, 2013, the borrowing base increased on April 28, 2015 and then again on December 29, 2015, and the credit facility between the Company and Silaner Investments Limited was dated January 12, 2016. The money that lent had been paid out months, and in some cases, years, prior to the conversion into Securities. As stated above, Firment Shipping is not registering the shares of Common Stock that it received, but only the 7,380,017 shares issuable pursuant to the Warrants are being so registered.

2.	The Circumstances under which the Investors Received the Securities.

The Securities were issued in a valid private placement that complied in all respects with the PIPEs Interpretation, Section 4(a)(2) of the Securities Act and Regulation S.

The Transaction does not contain any of the potentially abusive terms that have given rise to previous staff concerns. The Securities do not contain any “toxic” post-closing re-pricing features. No Investor, by virtue of the Transaction, has any other subscription rights to obtain additional shares of Common Stock or a reduction in the purchase price that it paid for the Securities based on subsequent events or circumstances. The binding Loan Amendment Agreement and the binding Purchase Agreement were executed on February 8, 2017 and February 9, 2017, respectively, and the Securities were unconditionally issued and became outstanding on each agreement’s date, and the Investors unconditionally paid the consideration for their Securities on those dates. All of the Investors were, and have continued to be, at market risk immediately following the execution and delivery of the Loan Amendment Agreement and Purchase Agreement, prior to the issuance of the Securities and filing of the Registration Statement.

All of the Investors acquired their Securities for investment and specifically represented that they were not acquiring their Securities for the purpose or with the intent of effecting a distribution in violation of the Securities Act. There is no evidence to suggest that those representations were false. Because the Investors are still subject to market risk if the Securities decrease in value, the fact that they were willing to participate in the Transaction with the knowledge that their ability to fully exit their positions would be restricted for an extended period of time should provide additional evidence that they acquired their Securities as an investment (and not with the intent to effect a distribution in violation of the Securities Act).

The existence of any registration rights agreement does not alter the conclusion that the Investors acquired their Securities for investment and not with the intent to effect a distribution in violation of the Securities Act. As the PIPE Interpretation makes clear, a valid private placement can occur even if the investors have intent to immediately sell their securities pursuant to a registration statement. Furthermore, although the Investors in the Purchase Agreement bargained for registration rights as part of the Transaction, registration rights, in and of themselves, do not evidence an intention on the part of investors to effect a distribution in violation of the Securities Act. There are a number of reasons why investors want securities registered other than to effect an immediate sale.

In order for the staff to conclude that the offering covered by the registration statement is in fact a “veiled” secondary offering on behalf of the Company, it would have to conclude that unrelated Investors colluded in contravention of representations and warranties, and negotiated documents among parties represented by counsel. There is no evidence of any arrangement, agreement or plan among the various Investors to effect a distribution of the Securities exists.

Also, there is no evidence that a distribution would occur if the Registration Statement were to be declared effective. Rule 100(b) of Regulation M defines the term “distribution” as: “[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods (emphasis added).”

Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here, there is no evidence that any special selling efforts or selling methods have taken or would take place if all of the Registration Shares covered by the Registration Statement were registered. The Company is not aware that the Investors have conducted any road shows or taken any other actions to condition the market for their Registration Shares.

In addition, the manner in which the Company issued securities to Firment Shipping does not support a disguised offering. The Company borrowed funds over the course of years and, faced with inability to repay those funds, negotiated terms to issue securities instead (which terms were worse off than the unaffiliated Investors who negotiated on an arm’s length basis), along with a traditional PIPE.

3.	Relationship of the Investors to the Company.

Firment Shipping is affiliated with the Company through the chairman of the board of directors. In addition, one other Investor is a company owned by the daughter of the chairman of the board of directors, who does not live with her father (or brother, the Chief Executive Officer), and such company determined on its own to invest. Other than the foregoing, there are no relationships arising directly from the Investors’ investments in the Securities to the insiders. Two of the other Investors, who are not affiliated with the Company or related to any director or officer of the Company, led the negotiations of the relevant Purchase Agreement and related documents.

Relationship of the Investors is not, and should not be the only factor in determining whether an offering is primary or not. The fact that two of the five Investors had some form of prior relationship to the Company or its management does not by itself indicate a primary offering. As noted above, the Company was in desperate need of cash and reached out to those who it felt may be interested in the investment. In addition, the loan conversion was an integral part of the Transaction, as it was a requirement of the Purchase Agreement and made the Company more palatable to third party investors.

4.	Number of Shares Involved.

At the outset, it is important to note that the amount of securities involved in an offering is only one factor cited in the Interpretation to be considered by the staff in applying Rule 415. However, in practical application, it appears that the amount of securities being registered has become the main factor which the staff finds relevant. This focus on the number of securities being registered is inconsistent with the Interpretation and the facts and circumstances surrounding transactions like the Transaction.

The availability of Rule 415 depends on whether the offering is made by selling stockholders or deemed to be made by or on behalf of the issuer. For the staff to determine that the offering is really being made on behalf of the registrant, the staff must, by definition, conclude that the selling stockholders are seeking to effect a distribution of the securities. If the staff’s primary concern, as it must be, is that a distribution is taking place, then the number of securities being registered should be one of the least important factors in the staff’s analysis. Clearly, an illegal distribution of securities can take place when the amount of securities involved is less than one-third of the issuer’s public float. In fact, for the reasons described above, it is far easier to effect an illegal distribution when the number of securities involved is relatively small in relation to the outstanding securities or the public float. The larger the investment, the harder it would be for an investor to effect a distribution if it had the intent to do so, especially when such investor is not registering for resale all of the shares it acquired.

Focusing solely on the number of securities being registered in relation to the outstanding securities or the public float has a disproportionate impact on smaller public companies - exactly those issuers who are unable to use Form F-3 to register their securities on the shelf and have very limited options to raise funds. It is difficult to harmonize a focus on the number of securities being registered by smaller companies with the SEC’s public commitment to smaller publicly-traded companies. Further, the enactment of the Jumpstart Our Business Startups Act demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller public companies.

The staff’s focus on the number of shares being registered compared to the outstanding float also ignores a fundamental aspect of these transactions. Investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock. In the case of the Transaction, the Investors evaluated an investment in the Company on the basis of the business purpose for the offering and whether they believed the investment would likely produce favorable investment returns.

Moreover, limiting the number of securities being registered does not effect any significant change in the circumstances of a proposed offering. If the selling stockholders are acting as a mere conduit for the issuer, then reducing the number of securities being sold does not change the investment intent of the selling stockholders or their ability to effect a distribution if, in fact, that was their intent.

An arbitrary focus on the percentage of the public float being registered contradicts the staff’s own interpretative positions. For example, Question 612.12 of the CDIs for Securities Act Rules describes a scenario in which a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, as follows:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

In addition, Question 216.14 of the CDIs for Securities Act Forms, regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer” (emphasis added).

These interpretive positions make it clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions make it clear that the number of securities being registered is only relevant where the other facts “clearly indicate” that the offering is not in reality a secondary offering. Here, the other facts with regard to the Company, the Investors and the Transaction, as discussed elsewhere in this response, clearly indicate that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

5.	Whether the Investors are in the Business of Underwriting Securities

Each of the Investors represented that it was not a broker-dealer. Furthermore, to the Company’s knowledge, none of the Investors is in the business of underwriting securities. Each of the Investors represented that (i) it acquired the Securities for its own account, not as nominee or agent, and not with a view to the resale or distribution of any part of the Securities in violation of the Securities Act, (ii) it had no intention of selling, granting any participation in, or otherwise distributing the Securities in violation of the Securities Act, and (iii) it was not a broker-dealer registered with the SEC under the Exchange Act or an entity engaged in a business that would require it to be so registered. There is no evidence to suggest that any of those representations were false.

6.	Conduit to the Company.

It is axiomatic that a “distribution” of securities on behalf of an issuer must be taking place before a person can be acting as a conduit for the issuer and, thus, an “underwriter.” As the facts and analysis provided above demonstrate, the Investors are not engaging in a distribution for the benefit of the Company and are not acting as conduits for the Company. The Investors made fundamental decisions to invest in the Company, have represented their investment intent and disclaimed any intent to illegally distribute their Securities. There is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the Registration Shares, nor is the Company aware that there are any agreements or understandings with respect to any subsequent investments of the sale proceeds from an Investor back into the Company.

Although the staff indicated in the Interpretation that the question of who receives the proceeds is not the only factor on which an analysis of the character of an offering should be based, it should be important to any such analysis. In this case, the Company will not receive any proceeds from the sale or other disposition of the Shares offered by the Investors except for the exercise price of the Warrants. These facts support the conclusion that the offering is not on behalf of the Company. In our view, in these circumstances, where the Company has only a limited economic interest in the offering, we respectfully submit that this factor supports the conclusion that the Registration Statement relates to a valid secondary offering and that the offering is not being made “by or on behalf” of the issuer.

To the extent that the staff somehow views the number of Registration Shares beneficially owned by the Investors as evidence that they are acting as conduits for the Company, we believe that view would ignore the staff’s own interpretative positions, such as CDIs Questions 612.12 and 216.14 discussed above.

None of the Investors are in the business of underwriting securities, and the Company will not receive any proceeds from sales of the Registration Shares by the Investors (although it will receive the exercise price of the conversion of the Warrants). In these circumstances, we believe the offering that the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

D.    Conclusion.

On the basis of the foregoing, we believe that the offering covered by the Registration Statement is appropriately characterized as a valid secondary offering and not an offering “by or on behalf of the registrant.”

We note that counsel’s tax opinion references a section titled “Item 10.E. Taxation—United States Tax Considerations—United States Federal Income Taxation of the United States Holders” in your Form 20-F for the fiscal year ended December 31, 2016. However, the disclosure in the Form 20-F does not clearly state that it is the opinion of Watson Farley & Williams LLP. Please revise your prospectus disclosure to include the tax opinion regarding the material U.S. federal income tax consequences to investors, and to clearly state that such disclosure is the opinion of Watson Farley & Williams LLP.

We have revised the Registration Statement beginning on page 12 to include a discussion of the material U.S. federal income tax consequences to investors, and to clearly state that such disclosure is the opinion of Watson Farley & Williams LLP.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Steven Hollander

Steven Hollander

Partner

shollander@wfw.com

+1 212 922 2252

cc: Athanasios Feidakis, Chief Executive Officer, Globus Maritime Limited